EXHIBIT 99.2

MATERIAL CHANGE REPORT

FORM 51-102F3

1.   Name and Address of Corporation:

NexGen Energy Ltd. (the “Corporation”)
Suite 3150, 1021 West Hastings Street
 Vancouver, BC V6E 0C3

2.   Date of Material Change:

July 21, 2017

3.   News Release:

On July 21, 2017, the Corporation issued a news release reporting the material change through CNW (Canada NewsWire). The news release was also filed on SEDAR on July 21, 2017.

4.   Summary of Material Change:

On July 21, 2017, the Corporation announced the appointment of Mr. Warren Gilman, Chairman and CEO of CEF Holdings Limited (“CEF”), to the Corporation’s Board of Directors (the “Board”).
5.   Full Description of Material Change:
On July 21, 2017, the Corporation announced the appointment of Mr. Warren Gilman, Chairman and CEO of CEF, to the Board, pursuant to an investor rights agreement that provides that, for so long as CEF (through its entities investing in the Corporation) hold at least 15% of the common shares of the Corporation (on a partially-diluted basis), CEF has the right to nominate one director to the Board.  CEF’s initial nominee is Mr. Warren Gilman.
6.   Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.   Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.   Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer
Chief Executive Officer
Officer Phone: (604) 428-4112
Email: lcuryer@nxe-energy.ca

9.   Date of Report:

July 21, 2017